

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

<u>Via E-mail</u>
Bob Dixon, CPA
Interim Chief Financial Officer
GraphOn Corporation
1901 S. Bascom Avenue Suite 660
Campbell, California 95008

Re: GraphOn Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 8, 2013
File No. 000-21683

Dear Mr. Dixon:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
Ben Orlanski, Esq.
Manatt Phelps & Phillips LLP